EXHIBIT 21.1

Subsidiaries of Atheros Communications, Inc.

Name	Jurisdiction of Organization
Atheros India, LLC	Delaware
Atheros Communications International, LLC	Delaware
Atheros Communications K.K.	Japan
Atheros Technology Ltd.	Bermuda
Atheros International Ltd.	Bermuda
Atheros Technology (Macao Commercial Offshore) Limited	Macao
Atheros Hong Kong Limited	Hong Kong
Atheros (Shanghai) Co., Ltd.	People’s Republic of China
Atheros Networks Ltd.	Bermuda
ZyDAS Technology Corporation	Taiwan
Attansic Technology Corporation	Cayman Islands
Attansic Technology Corporation	Samoa
Attansic Technology Corporation	Taiwan
Attansic Technology (Shanghai) Co., Ltd.	People’s Republic of China
Attansic Network (Shanghai) Co., Ltd.	People’s Republic of China